UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2016 THIRD QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 25, 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the third quarter of 2016.

Operational and Financial Highlights

•         Comparable revenues grew 5.6% for the third quarter of 2016.

•         Comparable operating income grew 6.6% for the third quarter of 2016, with a margin expansion of 10 basis points.

•         Comparable operating cash flow declined 0.9% for the third quarter of 2016.

•         Comparable earnings per share grew 30.3% to Ps. 0.99 in the third quarter of 2016.

Results Summary

	Third Quarter				Year to Date
	as Reported		Comparable (1)		as Reported		Comparable (1)
	2016	Δ%	2016	Δ%	2016	Δ%	2016	Δ%

Total revenues	42,351	12.5%	39,826	5.6%	120,628	10.2%	112,977	7.8%
Gross profit	18,877	5.3%	18,157	2.3%	54,678	5.9%	52,048	5.8%
Operating income	5,644	3.2%	5,656	6.6%	16,576	5.5%	16,396	9.5%
Operating cash flow (2)	8,180	2.4%	7,742	(0.9%)	23,473	7.0%	22,247	6.6%
Net income attributable to equity holders of the company	2,265	13.9%	2,051	30.3%	6,581	(4.9%)	6,601	6.2%
Earnings per share (3)	1.09		0.99		3.17		3.18

Expressed in millions of Mexican pesos.

(1) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 3Q'16 and YTD were 2,072.9 million.

Message from the Chief Executive Officer

“In the face of a very challenging consumer, currency, and raw material environment across the region, we delivered comparable revenue and operating income growth of 6% and 7%, respectively, while comparable earnings per share grew 30%.

Our consumer transactions continued to outperform volumes, as we increased prices ahead of inflation in most countries and maintained or gained share in key beverage categories.

Our Strategic Framework continues to guide our long-term business growth. As we focus on the evolution of our core capabilities to build our competitive advantage, we continue the rollout of our KOFmmercial Digital Platform—now reaching more than 470,000 clients in over 2,600 routes across Mexico with encouraging volume, sales, and profit generation. Moreover, our Manufacturing and Distribution & Logistics centers of excellence will provide us with an integrated operational perspective to develop consistent capabilities, improve customer service, and optimize costs.

We further strengthen our footprint in Brazil through our agreement to acquire Vonpar. This strategically important franchise borders our territories in southern Brazil, enables us to serve more than 88 million consumers, and bolsters our leading position in the Coca-Cola system in one of the largest markets for Coke products in the world,” said John Santa Maria, Chief Executive Officer of the Company.

Press Release 3Q 2016 October 25, 2016	Page 1

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 5.6% to Ps. 39,826 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 0.1% to 4,713.1 million. Transactions of our sparkling beverage portfolio grew 0.7% driven by the positive performance of Mexico, which increased 3.9% and Central America which grew 2.1%. Our still beverage category increased transactions by 0.3%, mainly driven by Mexico and Central America. Transactions of water, including bulk water, decreased 5.8% driven by declines across our operations.

Volume: Comparable sales volume declined 1.9% to 789.2 million unit cases in the third quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio declined 1.2% mainly driven by contractions in Brazil, Argentina and Colombia, which offset growth in Mexico and Central America. Volume of our bottled water portfolio decreased 5.4% driven by declines in Mexico, Brazil, Argentina and Colombia. Volume of our bulk water portfolio contracted 5.2% mainly driven by a decline of Ciel in Mexico and Brisa bulk water in Colombia. Our still beverage category grew 1.7% driven by Vallefrut orangeade, del Valle juice, FUZE tea and Santa Clara in Mexico, which offset declines of still beverages in Colombia, Brazil and Argentina.

Gross profit: Comparable gross profit grew 2.3% to Ps. 18,157 million with a gross margin contraction of 150 basis points in the period. In local currency, the benefit of lower PET prices, was offset by higher price of sugar and the depreciation of the average exchange rate of the argentine peso and the mexican peso as applied to our U.S. dollar-denominated raw material costs, in combination with an unfavorable currency hedging position in Brazil, as a result of the appreciation of the Brazilian real.

Other operative expenses: On a comparable basis, during the third quarter of 2016, the other operative expenses net line recorded an expense of Ps. 49 million, which compares to an expense of Ps. 345 million during the third quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 49 million in the third quarter of 2016, which compares to a loss of Ps. 126 million recorded in the third quarter of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc. and the non-carbonated beverage joint ventures in Mexico and Brazil, during the third quarter of 2016.

Operating Income: Comparable operating income grew 6.6% to Ps. 5,656 million with a 10 basis points margin expansion, reaching 14.2% in the third quarter of 2016.

Operating cash flow: Comparable operating cash flow declined 0.9% to Ps. 7,742 million with a margin contraction of 130 basis points to 19.4% in the third quarter of 2016. Amortization and other operative non-cash charges in the third quarter of 2015 were higher due to (i) the write-off of certain assets in Mexico, (ii) operating currency fluctuation effects and (iii) an equity method loss.

Comprehensive financing result: Our comparable comprehensive financing result in the third quarter of 2016 recorded an expense of Ps. 2,355 million, as compared to an expense of Ps. 2,742 million in the same period of 2015. During the third quarter of 2016 we recorded higher interest expenses as a result of the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals. Additionally, as compared to the previous year, we recorded a lower foreign exchange loss mainly driven by a lower depreciation of the Mexican peso as applied to our dollar denominated net debt position (Ps. 0.59 in the third quarter of 2016 vs Ps. 1.44 in the third quarter of 2015)

Income tax: During the third quarter of 2016, comparable income tax as a percentage of income before taxes was 30.4% as compared to 34.3% in the same period of 2015.

Net income: Comparable net controlling interest income grew 30.3% to Ps. 2,051 million in the third quarter of 2016, resulting in earnings per share (EPS) of Ps. 0.99 (Ps. 9.89 per ADS).

(Continued on next page)

Press Release 3Q 2016 October 25, 2016	Page 2

As reported figures

Revenues: Total revenues increased 12.5% to Ps. 42,351 million in the third quarter of 2016, supported by the positive translation effect resulting from the appreciation of the Brazilian real, and despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions declined 2.7% to 4,908.2 million in the third quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 4.7% to 824.5 million unit cases in the third quarter of 2016 as compared to the same period in 2015.

Gross profit: Gross profit grew 5.3% to Ps. 18,877 million and gross margin declined 300 basis points to 44.6%.

Operating Income: Operating income grew 3.2% to Ps. 5,644 million and operating margin contracted 120 basis points to 13.3%.

Operating cash flow: Operating cash flow grew 2.4% to Ps. 8,180 million and operating cash flow margin declined 190 basis points to 19.3%.

Net income: Reported consolidated net controlling interest income increased 13.9% to Ps. 2,265 million in the third quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 1.09 (Ps. 10.93 per ADS).

Press Release 3Q 2016 October 25, 2016	Page 3

Balance Sheet (1)

As of September 30, 2016, we had a cash balance of Ps. 20,105 million, including US$ 650 million denominated in U.S. dollars, an increase of Ps. 4,116 million as compared to December 31, 2015. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso as applied to our U.S. dollar denominated cash position.

As of September 30, 2016, total short-term debt was Ps. 3,678 million and long-term debt was Ps. 69,808 million. Total debt increased by Ps. 6,756 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso as applied to our U.S. dollar and Brazilian real denominated debt position. Net debt increased by Ps. 2,640 million compared to year end 2015. Our total U.S. dollar denominated net debt position at the end of the third quarter was US$565 million.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 9.2%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	20.9%	18.9%
U.S. dollars	31.3%	0.0%
Colombian pesos	2.9%	94.0%
Brazilian reals	43.5%	94.7%
Argentine pesos	1.5%	4.6%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	0.9%	4.2%	27.0%	0.6%	13.7%	53.7%

(1)      See page 19 for detailed information.

(2)      After giving effect to cross currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2016	FY 2015	Δ %
Net debt including effect of hedges (1)(3)	55,569	48,828	13.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.72	1.56
Operating cash flow/ Interest expense, net (1)	4.70	5.46
Capitalization (2)	38.9%	40.6%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 3Q 2016 October 25, 2016	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 6.4% to Ps. 22,527 million in the third quarter of 2016, as compared to the same period in 2015, driven by continued volume growth and an average price per unit case increase of 4.6% in Mexico. Our division’s comparable average price per unit case grew 3.8%, reaching Ps. 43.13.

Transactions: Total transactions in the Mexico and Central America division grew 3.4%, ahead of volume performance, totaling 2,908.4 million in the third quarter of 2016. Transactions of our sparkling beverage portfolio grew 3.6%, mainly driven by a 1.9% increase in transactions of brand Coca-Cola and 13.7% growth of flavored sparkling beverages in Mexico, and a 4.4% improvement in brand Coca-Cola in Central America. Our still beverage category increased transactions by 5.9%, mainly driven by Mexico, which generated more than 13 million incremental transactions this quarter. Transactions of water, including bulk water, declined 2.8% mainly driven by Mexico.

Volume: Total sales volume increased 2.5% to 521.9 million unit cases in the third quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 2.5% and volume in Central America increased 3.0%. Our sparkling beverage category increased 3.2%, mainly driven by growth of brand Coca-Cola, the recently launched Limon&Nada and Naranja&Nada, and Mundet in Mexico. Our still beverage category grew 9.3%, mainly driven by the performance of Vallefrut, the del Valle juice portfolio and Santa Clara in Mexico, and FUZE tea in Central America. Our personal water portfolio decreased 1.0% mainly driven by Ciel in Mexico. Our bulk water portfolio contracted 2.4%, mainly driven by Mexico.

Gross profit: Comparable gross profit grew 3.5% to Ps. 11,114 million in the third quarter of 2016 as compared to the same period in 2015, with a margin decrease of 140 basis points to reach 49.3%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division grew 12.4% to Ps. 3,855 million in the third quarter of 2016, with a margin expansion of 90 basis points to reach 17.1%. Our operating expenses in the division, as a percentage of sales, contracted 30 basis points.

Operating cash flow: Comparable operating cash flow remained flat at Ps. 5,143 million in the third quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 22.8%, with a margin decrease of 150 basis points. Other operative non-cash charges in the third quarter of 2015 were higher as a result of (i) the write off of certain assets in Mexico, (ii) operating currency fluctuation effects and (iii) the recording of an equity method loss.

As reported figures

Revenues: Reported total revenues increased 8.2% in the third quarter of 2016, driven by a combination of volume growth and solid pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 5.0% in the third quarter of 2016 and gross profit margin reached 49.3%.

Operating income: Our reported operating income increased 14.0% in the third quarter of 2016, and operating income margin reached 17.1%, expanding 90 basis points during the period.

Operating cash flow: Reported operating cash flow increased 1.3% in the third quarter of 2016, resulting in a margin of 22.8%.

Press Release 3Q 2016 October 25, 2016	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 4.5% to Ps. 17,299 million, driven by average price per unit case growth across our territories. Revenues of beer in Brazil accounted for Ps. 1,836 million in the third quarter of 2016.

Transactions: Comparable transactions in the division declined 4.7% totaling 1,804.8 million in the third quarter of 2016. Transactions of our sparkling beverage portfolio decreased 3.8%, driven by decreases in Argentina, Brazil and Colombia. Transactions of water, including bulk water, decreased 8.6% mainly driven by declines in all countries. Our still beverage category decreased transactions by 7.4% driven by decreases in every operation.

Volume: Comparable total sales volume in our South America division decreased 9.4% to 267.3 million unit cases in the third quarter of 2016 as compared to the same period of 2015. Our sparkling beverage category decreased 8.2%, driven by a 6.6% decline in Brazil, a 20.7% contraction in Argentina, and a 1.8% volume decrease in Colombia. Our personal water category declined 16.1%, driven by Brisa in Colombia, Bonaqua in Argentina and Crystal in Brazil. The still beverage category decreased 13.8%, while our bulk water business declined 28.8%, mainly driven by Brisa bulk water in Colombia.

Gross profit: Comparable gross profit increased 0.4% to Ps. 7,042 million, with a margin decrease of 170 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, in combination with an unfavorable currency hedging position in Brazil, as a result of the appreciation of the Brazilian real; all of which offset lower PET prices.

Operating income: Comparable operating income declined 4.1% to Ps. 1,801 million, with a margin contraction of 90 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow decreased 2.5% to Ps. 2,599 million, reaching an operating cash flow margin of 15.0% and recording a margin contraction of 110 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 17.7% to Ps. 19,824 million in the third quarter of 2016.

Transactions: Reported total number of transactions declined 10.4% to 1,999.8 million in the third quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 14.9% to 302.5 million unit cases in the third quarter of 2016 as compared to the same period in 2015, driven by volume declines in all operations.

Gross profit: Reported gross profit increased 5.7% to Ps. 7,763 million in the third quarter of 2016 and gross profit margin contracted 440 basis points to 39.2%.

Operating income: Our reported operating income declined 14.2% to Ps. 1,789 million in the third quarter of 2016, and operating income margin reached 9.0%, a contraction of 340 basis points.

Operating cash flow: Reported operating cash flow grew 4.4% to reach Ps. 3,038 million in the third quarter of 2016, resulting in a margin of 15.3%, a contraction of 200 basis points.

Press Release 3Q 2016 October 25, 2016	Page 6

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on September 30, 2016 of 658.8853 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 7.8% to Ps. 112,977 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 3.1% to 14,157.9 million. Transactions of our sparkling beverage portfolio grew 3.0% driven by the positive performance of Mexico, which increased 6.0%; Central America, which grew 4.4%; and Colombia, which grew 2.1%. Our still beverage category increased transactions by 5.2%, mainly driven by Mexico, Colombia, and Central America. Transactions of water, including bulk water, grew 1.9% driven by the performance of Colombia, Mexico, Central America and Argentina.

Volume: Comparable sales volume grew 0.9% to 2,364.6 million unit cases in the first nine months of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 0.8% driven by Mexico, Central America and Colombia, which offset a contraction in Brazil and Argentina. Our still beverage category increased 5.6% driven by Vallefrut, del Valle juice and Santa Clara in Mexico. Volume of our bottled water portfolio remained flat. Volume of our bulk water portfolio increased 0.6%, despite of a decline of Brisa bulk water in Colombia.

Gross profit: Comparable gross profit grew 5.8% to Ps. 52,048 million with a gross margin contraction of 80 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Colombian Peso, the Brazilian Real, and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the first nine months of 2016, the other operative expenses net line recorded an expense of Ps. 124 million, which compares to an expense of Ps. 705 million during the same period of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 318 million in the first nine months of 2016, which compares to a gain of Ps. 55 million recorded in the same period of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc..

Operating Income: Comparable operating income grew 9.5% to Ps. 16,396 million with a 20 basis points margin expansion, reaching 14.5% in the first nine months of 2016.

Operating cash flow: Comparable operating cash flow grew 6.6% to Ps. 22,247 million with a margin decline of 20 basis points as compared to the same period of 2015. Other operative non-cash charges in 2015 were higher as a result of (i) operating currency fluctuation effects and (ii) the write off of certain assets in Mexico.

Comprehensive financing results: Our comparable comprehensive financing result in the first nine months of 2016 recorded an expense of Ps. 6,515 million, as compared to an expense of Ps. 5,559 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the first nine months of 2016, comparable income tax as a percentage of income before taxes was 27.4% as compared to 31.6% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income increased 6.2% to Ps. 6,601 million in the first nine months of 2016, resulting in earnings per share (EPS) of Ps. 3.18 (Ps. 31.84 per ADS).

(Continued on next page)

Press Release 3Q 2016 October 25, 2016	Page 7

YTD as reported figures

Revenues: Reported total revenues increased 10.2% to Ps. 120,628 million in the first nine months of 2016, supported by the positive translation effect originated by the appreciation of the Brazilian real, and despite of the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 0.3% to 14,793.1 million in the first nine months of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 1.5% to 2,483.8 million unit cases in the first nine months of 2016 as compared to the same period in 2015.

Gross profit: Reported gross profit grew 5.9% to Ps. 54,678 million and gross margin declined 190 basis points to 45.3%.

Operating Income: Reported operating income grew 5.5% to Ps. 16,576 million and operating margin contracted 60 basis points to 13.7%.

Operating cash flow: Reported operating cash flow grew 7.0% to Ps. 23,473 million and operating cash flow margin declined 50 basis points to reach 19.5%.

Net income: Reported consolidated net controlling interest income decreased 4.9% to Ps. 6,581 million in the first nine months of 2016, resulting in reported earnings per share (EPS) of Ps. 3.17 (Ps. 31.75 per ADS).

Press Release 3Q 2016 October 25, 2016	Page 8

Philippines Operation

Total transactions in the first nine months of the year grew 10.6%, mostly in line with volume growth, which grew 11.1% driven by the performance of brand Coca-Cola, which grew close to 17%, and 11% growth in our “core” flavored sparkling beverage portfolio. Our 8-ounce returnable glass bottle, “Timeout,” continues to support the performance of brand Coca-Cola, while our single-serve “Mismo” one-way PET presentation continued to positively influence growth in flavored sparkling beverages. Our 750-ml “Kasalo” returnable glass presentation continues to generate incremental volumes and transactions for the “core” sparkling beverage portfolio. Year to date, our Philippines operation continues to deliver encouraging top- and bottom-line performance.

Recent Developments

•       On September 23, 2016 Coca-Cola FEMSA announced that its Brazilian subsidiary, Spal Industria Brasileira de Bebidas S.A., had reached an agreement to acquire 100% of Vonpar, one of the largest privately owned bottlers in the Brazilian Coca-Cola system, for an aggregate enterprise value of R$3,578 million. During the last twelve months ended June 30, 2016, Vonpar sold 190 million unit cases of beverages, including 23 million unit cases of beer, generating R$2,026 million in net revenues and an EBITDA of R$335 million. On October 10th, this transaction was approved by the Conselho Administrativo de Defesa Econòmica (CADE), the Brazilian antitrust authority.

•       During September, 2016, Coca-Cola FEMSA was selected for the fourth consecutive time as a member of the Dow Jones Sustainability Emerging Markets Index.

•       As of October, 2016, Roland Karig, who served as Head of Investor Relations at Coca-Cola FEMSA since November 2014, took on new responsibilities in Strategic Planning. Maria Dyla Castro, who is currently Corporate Finance Manager, and has worked with the company since 2006, has been appointed the new Head of Investor Relations.

•       As of November 1st, 2016 we will pay the second installment of the 2015 dividend in the amount of Ps. 1.68 per share.

Conference Call Information

Our third quarter 2016 conference call will be held on October 25, 2016, at 17:00 P.M. Eastern Time (16:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-220-8451 or International: 913-312-1466. Participant code: 7391255. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx  in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 3Q 2016 October 25, 2016	Page 9

Adittional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5148

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial Tables

 (12 pages of tables to follow)

Press Release 3Q 2016 October 25, 2016	Page 10

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported
Transactions (million transactions)	4,908.2		5,045.4		-2.7%
Volume (million unit cases) (2)	824.5		864.7		-4.7%
Average price per unit case (2)	49.01		41.84		17.1%
Net revenues	42,242		37,542		12.5%
Other operating revenues	109		119		-8.3%
Total revenues (3)	42,351	100.0%	37,661	100.0%	12.5%
Cost of goods sold	23,474	55.4%	19,727	52.4%	19.0%
Gross profit	18,877	44.6%	17,934	47.6%	5.3%
Operating expenses	13,195	31.2%	11,997	31.9%	10.0%
Other operative expenses, net	87	0.2%	346	0.9%	-74.9%
Operative equity method (gain) loss in associates(4)(5)	(49)	-0.1%	124	0.3%	-139.2%
Operating income (6)	5,644	13.3%	5,467	14.5%	3.2%
Other non operative expenses, net	806	1.9%	184	0.5%	338.1%
Non Operative equity method (gain) loss in associates(7)	0	0.0%	(51)	-0.1%	-100.7%
Interest expense	1,925		1,457		32.1%
Interest income	153		100		53.0%
Interest expense, net	1,772		1,357		30.6%
Foreign exchange loss (gain)	432		930		-53.6%
Loss (gain) on monetary position in inflationary subsidiries	(478)		(5)		8853.0%
Market value (gain) loss on financial instruments	134		23		495.3%
Comprehensive financing result	1,860		2,305		-19.3%
Income before taxes	2,978		3,029		-1.7%
Income taxes	691		1,029		-32.9%
Consolidated net income	2,287		2,000		14.4%
Net income attributable to equity holders of the company	2,265	5.3%	1,988	5.3%	13.9%
Non-controlling interest	23		12		90.5%
Operating income (6)	5,644	13.3%	5,467	14.5%	3.2%
Depreciation	1,853		1,585		16.9%
Amortization and other operative non-cash charges	683		936		-27.0%
Operating cash flow (6)(8)	8,180	19.3%	7,988	21.2%	2.4%

CAPEX	2,742		2,682

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 18,058 million from our Mexican operation, Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	Page 11

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	14,793.1		14,743.9		0.3%
Volume (million unit cases) (2)	2,483.8		2,522.0		-1.5%
Average price per unit case (2)	46.46		41.96		10.7%
Net revenues	120,296		109,171		10.2%
Other operating revenues	332		341		-2.6%
Total revenues (3)	120,628	100.0%	109,513	100.0%	10.2%
Cost of goods sold	65,950	54.7%	57,856	52.8%	14.0%
Gross profit	54,678	45.3%	51,656	47.2%	5.9%
Operating expenses	38,291	31.7%	35,158	32.1%	8.9%
Other operative expenses, net	129	0.1%	855	0.8%	-84.9%
Operative equity method (gain) loss in associates(4)(5)	(318)	-0.3%	(66)	-0.1%	383.4%
Operating income (6)	16,576	13.7%	15,709	14.3%	5.5%
Other non operative expenses, net	1,839	1.5%	283	0.3%	550.4%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(124)	-0.1%	-42.7%
Interest expense	5,336		4,240		25.9%
Interest income	430		283		51.7%
Interest expense, net	4,906		3,956		24.0%
Foreign exchange loss (gain)	1,838		1,393		32.0%
Loss (gain) on monetary position in inflationary subsidiries	(794)		27		-3025.2%
Market value (gain) loss on financial instruments	(263)		(111)		136.2%
Comprehensive financing result	5,687		5,265		8.0%
Income before taxes	9,121		10,286		-11.3%
Income taxes	2,288		3,262		-29.9%
Consolidated net income	6,833		7,024		-2.7%
Net income attributable to equity holders of the company	6,581	5.5%	6,918	6.3%	-4.9%
Non-controlling interest	252		106		138.7%
Operating income (6)	16,576	13.7%	15,709	14.3%	5.5%
Depreciation	5,231		4,659		12.3%
Amortization and other operative non-cash charges	1,666		1,567		6.3%
Operating cash flow (6)(8)	23,473	19.5%	21,935	20.0%	7.0%

CAPEX	6,893		6,977

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 50,227 million from our Mexican operation, Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	Page 12

Quarter - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)
	3Q 16	% Rev	3Q 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	4,713.1		4,707.0		0.1%
Volume (million unit cases) (2)	789.2		804.1		-1.9%
Average price per unit case (2)	48.00		45.06		6.5%
Net revenues	39,717		37,598		5.6%
Other operating revenues	109		129		-15.7%
Total revenues (3)	39,826	100.0%	37,728	100.0%	5.6%
Cost of goods sold	21,669	54.4%	19,973	52.9%	8.5%
Gross profit	18,157	45.6%	17,755	47.1%	2.3%
Operating expenses	12,501	31.4%	11,977	31.7%	4.4%
Other operative expenses, net	49	0.1%	345	0.9%	-85.9%
Operative equity method (gain) loss in associates(4)(5)	(49)	-0.1%	126	0.3%	-138.8%
Operating income (6)	5,656	14.2%	5,308	14.1%	6.6%
Other non operative expenses, net	323	0.8%	201	0.5%	61.0%
Non Operative equity method (gain) loss in associates(7)	0	0.0%	(51)	-0.1%	-100.7%
Interest expense	1,914		1,613		18.6%
Interest income	120		85		42.0%
Interest expense, net	1,793		1,529		17.3%
Foreign exchange loss (gain)	427		1,030		-58.5%
Loss (gain) on monetary position in inflationary subsidiries	0		0		143.7%
Market value (gain) loss on financial instruments	134		184		-27.0%
Comprehensive financing result	2,355		2,742		-14.1%
Income before taxes	2,978		2,415		23.3%
Income taxes	904		828		9.1%
Consolidated net income	2,074		1,587		30.7%
Net income attributable to equity holders of the company	2,051	5.2%	1,574	4.2%	30.3%
Non-controlling interest	23		13		76.7%
Operating income (6)	5,656	14.2%	5,308	14.1%	6.6%
Depreciation	1,744		1,645		6.0%
Amortization and other operative non-cash charges	342		861		-60.3%
Operating cash flow (6)(8)	7,742	19.4%	7,814	20.7%	-0.9%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,362 million from our Mexican operation, Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 18,058 million from our Mexican operation, Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2016 October 25, 2016	Page 13

YTD - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)
	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	14,157.9		13,730.6		3.1%
Volume (million unit cases) (2)	2,364.2		2,342.8		0.9%
Average price per unit case (2)	45.57		42.56		7.1%
Net revenues	112,645		104,441		7.9%
Other operating revenues	332		329		0.9%
Total revenues (3)	112,977	100.0%	104,770	100.0%	7.8%
Cost of goods sold	60,929	53.9%	55,582	53.1%	9.6%
Gross profit	52,048	46.1%	49,188	46.9%	5.8%
Operating expenses	35,847	31.7%	33,568	32.0%	6.8%
Other operative expenses, net	124	0.1%	705	0.7%	-82.4%
Operative equity method (gain) loss in associates(4)(5)	(318)	-0.3%	(55)	-0.1%	478.6%
Operating income (6)	16,396	14.5%	14,970	14.3%	9.5%
Other non operative expenses, net	519	0.5%	296	0.3%	75.4%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(124)	-0.1%	-42.7%
Interest expense	5,295		4,264		24.2%
Interest income	336		234		44.0%
Interest expense, net	4,959		4,030		23.0%
Foreign exchange loss (gain)	1,818		1,475		23.2%
Loss (gain) on monetary position in inflationary subsidiries	2		0
Market value (gain) loss on financial instruments	(263)		54		-589.9%
Comprehensive financing result	6,515		5,559		17.2%
Income before taxes	9,432		9,239		2.1%
Income taxes	2,580		2,918		-11.6%
Consolidated net income	6,853		6,320		8.4%
Net income attributable to equity holders of the company	6,601	5.8%	6,214	5.9%	6.2%
Non-controlling interest	252		106		138.0%
Operating income (6)	16,396	14.5%	14,970	14.3%	9.5%
Depreciation	4,950		4,611		7.4%
Amortization and other operative non-cash charges	901		1,283		-29.8%
Operating cash flow (6)(8)	22,247	19.7%	20,863	19.9%	6.6%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 55,337 million from our Mexican operation, Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 50,227 million from our Mexican operation, Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 3Q 2016 October 25, 2016	Page 14

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,908.4		2,812.5		3.4%	3.4%
Volume (million unit cases)	521.9		509.1		2.5%	2.5%
Average price per unit case	43.13		40.87		5.5%	3.8%
Net revenues	22,512		20,809		8.2%	6.4%
Other operating revenues	14		12		18.2%	18.2%
Total revenues (2)	22,527	100.0%	20,821	100.0%	8.2%	6.4%
Cost of goods sold	11,412	50.7%	10,232	49.1%	11.5%	9.5%
Gross profit	11,114	49.3%	10,589	50.9%	5.0%	3.5%
Operating expenses	7,244	32.2%	6,784	32.6%	6.8%	5.2%
Other operative expenses, net	42	0.2%	303	1.5%	-86.1%	-86.1%
Operative equity method (gain) loss in associates (3)(4)	(27)	-0.1%	119	0.6%	-122.3%	-122.3%
Operating income (5)	3,855	17.1%	3,382	16.2%	14.0%	12.4%
Depreciation, amortization & other operative non-cash charges	1,288	5.7%	1,695	8.1%	-24.0%	-25.0%
Operating cash flow (5)(6)	5,143	22.8%	5,077	24.4%	1.3%	-0.1%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	8,567.0		8,082.2		6.0%	6.0%
Volume (million unit cases)	1,523.4		1,453.7		4.8%	4.8%
Average price per unit case	42.62		40.00		6.6%	4.3%
Net revenues	64,926		58,142		11.7%	9.3%
Other operating revenues	39		36		7.4%	7.4%
Total revenues (2)	64,965	100.0%	58,178	100.0%	11.7%	9.3%
Cost of goods sold	32,518	50.1%	28,411	48.8%	14.5%	11.7%
Gross profit	32,447	49.9%	29,768	51.2%	9.0%	7.0%
Operating expenses	21,393	32.9%	19,414	33.4%	10.2%	8.1%
Other operative expenses, net	190	0.3%	569	1.0%	-66.6%	-66.8%
Operative equity method (gain) loss in associates (3)(4)	(300)	-0.5%	3	0.0%
Operating income (5)	11,164	17.2%	9,782	16.8%	14.1%	12.0%
Depreciation, amortization & other operative non-cash charges	3,627	5.6%	3,890	6.7%	-6.7%	-8.6%
Operating cash flow (5)(6)	14,791	22.8%	13,671	23.5%	8.2%	6.1%

(1) Except transactions, volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 19,362 million from our Mexican operation for the third quarter of 2016; and Ps. 18,058 million for the same period of the previous year.
For YTD information: Includes total revenues of Ps. 55,337 million from our Mexican operation for the first nine months of 2016; and Ps. 50,227 million for the same period of the previous year.

(3) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 3Q 2016 October 25, 2016	Page 15

Comparable South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	1,804.8		1,894.5		-4.7%
Volume (million unit cases) (2)	267.3		295.0		-9.4%
Average price per unit case (2)	57.50		51.12		12.5%
Net revenues	17,204		16,444		4.6%
Other operating revenues	95		117		-19.2%
Total revenues (3)	17,299	100.0%	16,561	100.0%	4.5%
Cost of goods sold	10,257	59.3%	9,547	57.6%	7.4%
Gross profit	7,042	40.7%	7,014	42.4%	0.4%
Operating expenses	5,256	30.4%	5,089	30.7%	3.3%
Other operative expenses, net	6	0.0%	41	0.2%	-84.3%
Operative equity method (gain) loss in associates (4)	(22)	-0.1%	6	0.0%	-462.3%
Operating income (5)	1,801	10.4%	1,878	11.3%	-4.1%
Depreciation, amortization & other operative non-cash charges	798	4.6%	789	4.8%	1.1%
Operating cash flow (5)(6)	2,599	15.0%	2,667	16.1%	-2.5%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	5,590.9		5,648.4		-1.0%
Volume (million unit cases) (2)	840.8		889.1		-5.4%
Average price per unit case (2)	50.93		45.33		12.3%
Net revenues	47,718		45,030		6.0%
Other operating revenues	293		293		0.1%
Total revenues (3)	48,012	100.0%	45,323	100.0%	5.9%
Cost of goods sold	28,411	59.2%	26,468	58.4%	7.3%
Gross profit	19,601	40.8%	18,854	41.6%	4.0%
Operating expenses	14,454	30.1%	13,778	30.4%	4.9%
Other operative expenses, net	(66)	-0.1%	134	0.3%	-149.2%
Operative equity method (gain) loss in associates (4)	(19)	-0.0%	(59)	-0.1%	-68.1%
Operating income (5)	5,232	10.9%	5,000	11.0%	4.6%
Depreciation, amortization & other operative non-cash charges	2,223	4.6%	1,923	4.2%	15.6%
Operating cash flow (5)(6)	7,455	15.5%	6,924	15.3%	7.7%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 3Q 2016 October 25, 2016	Page 16

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	195.1		338.4		-42.4%	-42.4%
Volume (million unit cases)	35.3		60.5		-41.8%	-41.8%
Average price per unit case	71.61		28.35		152.6%	704.8%
Net revenues	2,525		1,716		47.1%	368.7%
Other operating revenues	0		(0)		-100.0%	-100.0%
Total revenues	2,525	100.0%	1,716	100.0%	47.1%	368.7%
Cost of goods sold	1,804	71.5%	875	51.0%	106.3%	553.2%
Gross profit	721	28.5%	841	49.0%	-14.4%	174.6%
Operating expenses	695	27.5%	545	31.8%	27.4%	309.2%
Other operative expenses, net	38	1.5%	16	0.9%	144.1%	669.5%
Operating income	(12)	-0.5%	281	16.4%	-104.4%	-113.9%
Depreciation, amortization & other operative non-cash charges	451	17.9%	123	7.2%	266.5%	1052.3%
Operating cash flow (2)	439	17.4%	404	23.5%	8.6%	245.7%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	635.2		1,013.3		-37.3%	-37.3%
Volume (million unit cases)	119.6		179.2		-33.3%	-33.3%
Average price per unit case	63.99		25.02		155.7%	857.3%
Net revenues	7,651		4,485		70.6%	538.6%
Other operating revenues	0		(0)		-100.0%	-100.0%
Total revenues	7,651	100.0%	4,485	100.0%	70.6%	538.6%
Cost of goods sold	5,022	65.6%	2,229	49.7%	125.2%	739.3%
Gross profit	2,630	34.4%	2,255	50.3%	16.6%	338.4%
Operating expenses	2,444	31.9%	1,493	33.3%	63.6%	518.0%
Other operative expenses, net	5	0.1%	149	3.3%	-96.3%	-85.0%
Operating income	180	2.4%	614	13.7%	-70.6%	7.5%
Depreciation, amortization & other operative non-cash charges	1,046	13.7%	406	9.1%	157.3%	875.2%
Operating cash flow (2)	1,226	16.0%	1,021	22.8%	20.2%	345.8%

(1) Except transactions, volume and average price per unit case figures.
(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

Press Release 3Q 2016 October 25, 2016	Page 17

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	3Q 16	% Rev	3Q 15	% Rev	Δ % Reported
Transactions (million transactions)	1,999.8		2,232.8		-10.4%
Volume (million unit cases) (2)	302.5		355.5		-14.9%
Average price per unit case (2)	59.15		43.23		36.8%
Net revenues	19,729		16,733		17.9%
Other operating revenues	95		107		-11.3%
Total revenues (3)	19,824	100.0%	16,840	100.0%	17.7%
Cost of goods sold	12,061	60.8%	9,495	56.4%	27.0%
Gross profit	7,763	39.2%	7,345	43.6%	5.7%
Operating expenses	5,951	30.0%	5,212	31.0%	14.2%
Other operative expenses, net	45	0.2%	43	0.3%	4.1%
Operative equity method (gain) loss in associates (4)	(22)	-0.1%	5	0.0%	-563.1%
Operating income (5)	1,789	9.0%	2,085	12.4%	-14.2%
Depreciation, amortization & other operative non-cash charges	1,249	6.3%	826	4.9%	51.2%
Operating cash flow (5)(6)	3,038	15.3%	2,911	17.3%	4.4%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	6,226.2		6,661.7		-6.5%
Volume (million unit cases) (2)	960.4		1,068.3		-10.1%
Average price per unit case (2)	52.55		44.62		17.8%
Net revenues	55,370		51,030		8.5%
Other operating revenues	293		305		-3.8%
Total revenues (3)	55,663	100.0%	51,335	100.0%	8.4%
Cost of goods sold	33,432	60.1%	29,448	57.4%	13.5%
Gross profit	22,231	39.9%	21,887	42.6%	1.6%
Operating expenses	16,898	30.4%	15,744	30.7%	7.3%
Other operative expenses, net	(60)	-0.1%	286	0.6%	-121.1%
Operative equity method (gain) loss in associates (4)	(19)	-0.0%	(70)	-0.1%	-73.5%
Operating income (5)	5,412	9.7%	5,928	11.5%	-8.7%
Depreciation, amortization & other operative non-cash charges	3,269	5.9%	2,336	4.6%	40.0%
Operating cash flow (5)(6)	8,681	15.6%	8,264	16.1%	5.1%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 10,676 million from our Brazilian operation, Ps. 3,849 million from our Colombian operation, and Ps. 2,774 million from our Argentinian operation for the third quarter of 2016; and Ps. 8,372 million from our Brazilian operation, Ps. 3,168 from our Colombian operation, and Ps. 3,584 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,836 million for the third quarter of 2016 and Ps. 1,364 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 29,011 million from our Brazilian operation, Ps. 10,856 million from our Colombian operation, and Ps. 8,145 million from our Argentinian operation for the first nine months of 2016; and Ps. 27,513 million from our Brazilian operation, Ps. 9,499 from our Colombian operation, and Ps. 9,838 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 4,899 million for the first nine months of 2016 and Ps. 4,724 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 3Q 2016 October 25, 2016	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Sep-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	20,105	Ps.	15,989
Total accounts receivable		9,628		9,647
Inventories		9,474		8,066
Other current assets		8,379		8,530
Total current assets		47,586		42,232
Property, plant and equipment
Property, plant and equipment		93,499		81,569
Accumulated depreciation		(36,113)		(31,037)
Total property, plant and equipment, net		57,385		50,532
Investment in shares		21,953		17,873
Intangibles assets and other assets		100,985		90,754
Other non-current assets		12,252		8,858
Total Assets	Ps.	240,162	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,678	Ps.	3,470
Suppliers		16,610		15,470
Other current liabilities		16,972		11,540
Total current liabilities		37,260		30,480
Long-term bank loans and notes payable		69,808		63,260
Other long-term liabilities		14,098		7,774
Total liabilities		121,166		101,514
Equity
Non-controlling interest		5,053		3,986
Total controlling interest		113,943		104,749
Total equity		118,995		108,735
Total Liabilities and Equity	Ps.	240,162	Ps.	210,249

Press Release 3Q 2016 October 25, 2016	Page 19

Quarter - Volume & Transactions
For the three months ended September 30, 2016 and 2015

Volume
Expressed in million unit cases
	3Q 2016					3Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	353.2	25.4	73.3	27.7	479.7	342.2	23.8	77.1	25.1	468.1
Central America	35.0	2.3	0.1	4.9	42.3	32.8	2.4	0.0	5.8	41.0
Mexico & Central America	388.2	27.7	73.5	32.6	521.9	375.0	26.2	77.1	30.9	509.1
Colombia	56.1	7.2	4.7	7.6	75.8	57.0	7.4	7.1	9.4	81.0
Venezuela	29.9	3.4	0.1	1.9	35.3	51.9	3.5	0.3	4.9	60.5
Brazil	129.9	8.4	1.1	7.4	146.9	139.1	9.8	1.3	8.1	158.3
Argentina	37.0	4.3	0.5	2.8	44.6	46.7	5.2	0.5	3.3	55.7
South America	253.0	23.3	6.5	19.7	302.5	294.7	25.8	9.3	25.7	355.5
Total	641.2	51.0	80.0	52.3	824.5	669.7	52.0	86.4	56.6	864.7
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	3Q 2016					3Q 2015
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,128.2	176.7		234.6	2,539.5	2,049.2	182.1		221.4	2,452.7
Central America	289.5	14.3		65.0	368.8	283.7	14.5		61.7	359.8
Mexico & Central America	2,417.7	191.0		299.6	2,908.4	2,332.9	196.6		283.1	2,812.5
Colombia	424.3	97.2		84.2	605.7	432.0	97.5		88.7	618.1
Venezuela	148.1	32.0		15.0	195.1	279.7	19.1		39.6	338.3
Brazil	817.5	71.1		83.0	971.5	873.2	84.3		91.3	1,048.8
Argentina	185.0	21.8		20.7	227.5	216.3	26.8		24.4	267.5
South America	1,574.8	222.1		202.9	1,999.8	1,801.2	227.6		244.0	2,272.8
Total	3,992.5	413.1		502.5	4,908.2	4,134.1	424.2		527.1	5,085.4

Press Release 3Q 2016 October 25, 2016	Page 20

YTD - Volume & Transactions
For the nine months ended September 30, 2016 and 2015

Volume
Expressed in million unit cases
	YTD 2016					YTD 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,016.4	78.3	218.6	79.7	1,393.0	967.8	78.1	214.3	69.8	1,330.1
Central America	107.8	7.6	0.5	14.6	130.5	101.8	7.0	0.2	14.6	123.6
Mexico & Central America	1,124.3	85.8	219.0	94.3	1,523.4	1,069.6	85.1	214.5	84.4	1,453.7
Colombia	168.0	21.7	16.0	24.9	230.6	164.3	20.3	21.0	25.9	231.4
Venezuela	101.3	9.7	1.1	7.4	119.6	154.5	10.8	1.1	12.9	179.2
Brazil	406.7	27.5	3.7	23.6	461.5	429.5	30.9	3.7	25.0	489.1
Argentina	119.8	16.9	2.4	9.5	148.7	141.5	15.7	1.4	10.0	168.6
South America	795.9	75.8	23.2	65.5	960.4	889.8	77.6	27.2	73.7	1,068.3
Total	1,920.1	161.6	242.2	159.8	2,483.8	1,959.4	162.7	241.7	158.2	2,522.0
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	YTD 2016					YTD 2015
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	6,208.2	548.0		681.5	7,437.6	5,854.0	530.5		621.3	7,005.9
Central America	887.6	47.0		194.7	1,129.3	850.1	44.2		182.0	1,076.3
Mexico & Central America	7,095.7	595.1		876.2	8,567.0	6,704.2	574.8		803.3	8,082.2
Colombia	1,272.1	290.4		257.2	1,819.7	1,247.3	262.9		230.0	1,740.3
Venezuela	482.3	86.5		66.4	635.2	834.3	64.3		114.7	1,013.3
Brazil	2,539.8	236.5		265.9	3,042.3	2,720.8	263.8		289.9	3,274.5
Argentina	577.3	81.4		70.2	728.9	642.6	79.5		72.2	794.3
South America	4,871.5	694.9		659.8	6,226.2	5,445.0	670.6		706.9	6,822.4
Total	11,967.3	1,289.9		1,536.0	14,793.1	12,149.1	1,245.3		1,510.1	14,904.6

Press Release 3Q 2016 October 25, 2016	Page 21

Macroeconomic Information
Third quarter 2016

Inflation

	LTM	3Q2016	YTD
Mexico	2.97%	1.15%	1.47%
Colombia	7.27%	0.14%	5.25%
Venezuela (2)	320.17%	48.82%	190.30%
Brazil	8.48%	1.04%	5.51%
Argentina (2)	36.55%	1.32%	30.52%
(1) Source: inflation is published by the Central Bank of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	3Q 16	3Q 15	Δ %	YTD 16	YTD 15	Δ %
Mexico	18.7225	16.4058	14.1%	18.2667	15.5486	17.5%
Guatemala	7.5549	7.6626	-1.4%	7.6357	7.6582	-0.3%
Nicaragua	28.7935	27.4210	5.0%	28.4457	27.0894	5.0%
Costa Rica	556.6805	540.8066	2.9%	548.1495	540.7918	1.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,951.0358	2,942.1276	0.3%	3,067.6667	2,636.2140	16.4%
Venezuela	646.0931	199.1050	224.5%	437.1732	164.5246	165.7%
Brazil	3.2472	3.5480	-8.5%	3.5557	3.1612	12.5%
Argentina	14.9539	9.2496	61.7%	14.5561	8.9637	62.4%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Sep 2016	Sep 2015	Δ %	Jun 2016	Jun 2015	Δ %
Mexico	19.5002	17.0073	14.7%	18.9113	15.5676	21.5%
Guatemala	7.5207	7.6755	-2.0%	7.6374	7.6245	0.2%
Nicaragua	28.9672	27.5869	5.0%	28.6142	27.2497	5.0%
Costa Rica	558.8000	541.0400	3.3%	554.2000	540.9700	2.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,879.9500	3,121.9400	-7.8%	2,916.1500	2,585.1100	12.8%
Venezuela	658.8853 (*)	199.4204	230.4%	628.3434 (**)	197.2980	218.5%
Brazil	3.2462	3.9729	-18.3%	3.2098	3.1026	3.5%
Argentina	15.3100	9.4220	62.5%	15.0400	9.0880	65.5%
(*) Exchange rate as of September, 30 2016 and (**) as of June, 30 2016

Press Release 3Q 2016 October 25, 2016	Page 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 25, 2016